[PICTURE]

				       ----------------------------------
					I n t e r c o n n e c t i o n s
				       ----------------------------------







-------------------
2003 ANNUAL REPORT				       [MERGE EFILM LOGO]
-------------------


<COVER PAGE>


Merge eFilm is a global healthcare software and services company focused on accelerating the productivity of imaging centers, small to medium-sized hospitals, and clinics. We provide a suite of RIS/PACS solutions that efficiently integrate, streamline and distribute business and clinical information and medical images across the healthcare enterprise. Since
1987, Merge eFilm has leveraged its healthcare integration experience to create workflow solutions that improve our customers' productivity and enhance the quality of care they provide.


[PICTURE]

[GRAPHIC]


	Revenue
	---------------------------
	2003		$28,677,000
	2002		$20,786,000
	2001		$15,741,000


	Operating Margin
	---------------------------
	2003		        24%
	2002		        18%		------------------------
	2001		         8%		 Financials at a Glance
						------------------------

	Earnings Per Share
	---------------------------
	2003		      $0.49
	2002		      $0.33
	2001		      $0.15


	Net Cash From Operations
	---------------------------
	2003		$10,398,000
	2002		$ 3,805,000
	2001		$ 1,899,000


<INSIDE COVER PAGE>


----------------------------------------
PRESIDENT'S LETTER TO OUR SHAREHOLDERS:				[PICTURE]
----------------------------------------

"Our focus on blending disciplined execution with long term strategy delivered growing value to our key stakeholders this year:
Customers, Employees and Shareholders."

I am pleased to report that 2003 represented a year of strategic advances, strong operational and financial performance, growing market presence for our workflow solutions and customer awareness that Merge eFilm is a leading, global provider of integrated radiology workflow software solutions and services. Our focus on blending disciplined execution with long term strategy delivered growing value to our key stakeholders this year: Customers, Employees and Shareholders.

As a result of our focus in 2003, we are achieving our vision of becoming a single-source provider of business and clinical workflow solutions for our customers, and their most important technology partner. The actions we have taken during 2003, and the results we have achieved, have allowed us to leverage our historical position as technology integrators to become even more central to improving the productivity and patient care of diagnostic imaging centers, specialty clinics and hospital radiology departments. We are well positioned to continue this success in 2004 and beyond.


Financial Performance
----------------------

Merge eFilm posted $28.7 million in revenue during 2003, a 38% increase over 2002 levels. Earnings for our shareholders grew 72% to $6.24 million while earnings per share grew to $0.49, an increase of 48.5% above $0.33 in 2002.

This marked the second straight year of 30+% year-over-year growth in revenues, of 50+% growth in profitability, and in meeting guidance provided to investors and analysts. We have experienced 11 consecutive quarters of profitability, and the quarterly revenues we reported in 2003 set a Company record for three consecutive quarters. The investment community has viewed our performance favorably, as our share of institutional holdings increased during the year to 41% from 12% at the end of 2002.

Our year-end cash balance grew to $17 million, largely due to over $10 million of positive operating cash flow during the year. Our strong balance sheet combined with our $15 million unsecured line of credit provides us with the long term financial strength that reassures our customers and gives us the financial foundation to invest both tactically and strategically. In addition, our financial strength gives us the ability to fund new product and service initiatives that meet the evolving needs of our target market and further solidifies our position against competitors. Our management team is committed to continuing the combination of financial discipline, strategic development and product leadership that has led to our success.


Advances in Product Technology
--------------------------------

The strategic plan we described in previous annual reports called for expanding our product offering beyond our traditional base of DICOM(Registered) (Digital Imaging and Communication In Medicine) integration systems and
PACS (Picture Archiving and Communication System) digital medical imaging systems used in radiology practices and hospital radiology departments.
As part of this strategy, during 2003 we acquired RIS Logic, Inc., a leading provider of RIS (Radiology Information Systems). This acquisition satisfied the need expressed by many of our customers for the simplicity of an integrated RIS/PACS solution from a single vendor. When coupled with our 2002 acquisition of eFilm Medical, Inc., we have built upon our historical strength as a DICOM-oriented integration company and have become a leader in delivering business and clinical solutions that are central to every radiology operation.

Building on our rapid integration approach first used with the eFilm acquisition, we successfully incorporated RIS Logic into the operations of Merge eFilm, resulting in immediate sales for our combined RIS/PACS offering, a strong showing at our industry's most important trade show, Radiological Society of North America (RSNA), and growing momentum in building a national sales organization with a strong 2004 sales pipeline.


<PAGE 1>

				    [PICTURE]


Merge eFilm today offers a solution that customers have found compelling and complete. By linking core business systems, clinical workflow tools, powerful viewing workstations and underlying integration expertise, we have secured a unique position in the radiology industry that makes real and measurable contributions to our customers' productivity - and the health of their patients. Customers have reported payback periods of 12 to 18 months, which is compelling for any business or medical software investment. Radiologists become capable of conducting far more "reads" every day compared to pre-automation levels.


Positive Customer Response
---------------------------

The timing of the RIS Logic acquisition allowed us to present our new, broader capabilities to customers at RSNA in late 2003. At the show, we unveiled a complete suite of software solutions that bring our customers improved business and clinical workflow technology to enhance their productivity, profitability and the quality of patient care they provide.

In fact, the market is turning to our products with increasing frequency as they recognize the value of our solution. We entered 2003 with 16 customers for our FUSION PACS system. Today we have 132 customers for our various FUSION PACS, FUSION RIS and FUSION RIS/PACS offerings.

Our distribution strategy remains unchanged, even as we have strengthened our product offering. We continue to rely on the strong and long term relationships we have established with the industry's large OEMs (Original Equipment Manufacturers) to carry our message and our technology through to their own customers. Our ability to integrate our tools with OEMs' systems, as well as across modalities, continues to be a strong differentiator for our Company.

We continue to nurture our international OEM/VAR relationships, enhancing their strategic development and sales initiatives. In addition, we continue to build our relationships with Value Added Resellers in North America, focusing on companies that align with our solutions and core competencies.


Market Drivers in Place for Continued Growth
----------------------------------------------

Merge eFilm's strategic direction is aligned with the growing economic and business challenges that face thousands of imaging centers, specialty clinics and hospitals worldwide. The shortage of radiologists during a time when the population is aging is placing increasing pressure on our customers to conduct more imaging procedures, accommodate a growing volume of imaging data produced by the advanced capabilities of CT and MRI modalities, and read more studies in less time to keep pace with both demand and imaging technology. Concurrently, our customers are struggling to accommodate increasing complexities in information, insurance records, patient data and government privacy and audit requirements. The trends toward group practices, teleradiology and the movement of imaging services into specialty clinics are all reactions to these pressures. The automated clinical and business workflow found within the integrated RIS/PACS systems we offer is recognized as critical in basic practice management today.

In addition to enhancing our competitive position and alignment with market conditions through product development and acquisitions, we have effectively grown our distribution capacity to more broadly cover the North American market with a larger direct sales force and increased marketing activity. This allows us to more fully capitalize on market conditions and reach our customers with greater impact, targeting different customer categories in different parts of the world, as market conditions dictate. Additionally, we have expanded our professional service and support staff to address the growing number of new customers.


Employees - Our Most Valuable Resource
---------------------------------------

Our staff's skills and capabilities have continued to grow substantially during the past several years as we maintain true to our philosophy of hiring the very best people. I am especially proud of our efforts this year to invest in our staff and add both managerial and technical talent to our growing organization. The addition of RIS Logic not only accelerated our strategy of becoming an integrated RIS/PACS company, but also enhanced the capabilities of our staff, augmenting senior leadership positions, product design and field implementation engineers, and sales and marketing talent.


Outlook
--------

While we certainly expect increasing competition, Merge eFilm today is one of a few software providers in our industry able to provide customers with the powerful combination of financial strength, a 17-year track record of leadership in solution integration, and successful radiology workflow implementations in the field. These capabilities, our enhanced product offerings, our expanded sales and service coverage, and the market trends that lead customers to seek solutions, all point to a very positive outlook for the Company.

Our Company is fortunate to have the talents of a hard working and gifted staff that exemplifies the philosophies of growth, continuous improvement and customer satisfaction. They are the front line of our success, and I thank them for achieving a very successful 2003. Additionally, I am grateful for the counsel and wisdom we receive from our Board of Directors and wish to express the management team's appreciation for their dedication to the Company and the guidance they provide.


/s/  Richard A. Linden
-------------------------------------
Richard A. Linden, President and CEO


<PAGE 2>

--------------------------------------------------------
INTERCONNECTIONS:
CONNECTING SOFTWARE ADVANCES TO IMPROVING PATIENT CARE
--------------------------------------------------------


 The human body is a delicate blend of
        interconnected systems.
 A change subtle or dramatic in one area 		         [PICTURE]
 cascades into effects throughout the body,
   affecting all the connection points in
           ways both immediate
      and long term, both evident and
    unobserved. Healthcare attempts to
     mirror this intricacy of nature.


A group of people, systems, vendors, technologies, even government agencies are called upon to coordinate a choreographed ballet of synergy and complexity that is meant to provide advanced patient care. Our industry's ability to effectively make these interconnections between disparate people and systems, across disciplines and distance, determines our capacity to streamline and accelerate radiology workflow for our customers.

For many years both doctor and patient have recognized the role information technology can play in improving patient care. Merge eFilm, as part of this interconnected system, operates at a critical juncture for thousands of customers worldwide in providing real and tangible improvements to the way our customers care for their patients. Our software technology provides the necessary bridge between information and diagnostic images. Between technician and radiologist. Between separate systems and distant facilities. Between doctor and patient.

The innovators at Merge eFilm create software that delivers sharper, more revealing images, with more information and faster access to that information. These tools link complete patient records with the critical, historical images that enable radiologists to make the right diagnoses. We create the vital communication systems that allow equipment and people to share data and find the information they need. It is a network of tools designed to get the right information to the right medical professional in the shortest amount of time, wherever he or she may be. All on behalf of the patient.


[GRAPHIC]

	Merge eFilm DICOM and
	connectivity products are
	embedded into PACS
	workflow solutions worldwide,
	and we have integrated our
	solutions with more than
	150 PACS and modality vendors.


<PAGE 3>


[PICTURE]


	----------------------------------------------------
	INTERCONNECTIONS:  CONNECTING IMAGES TO INFORMATION
	----------------------------------------------------


		More than 300 million diagnostic
		imaging procedures are performed
		annually, generating estimated revenue
		of $60 billion, or 5% of total healthcare spending.(2)



	[PICTURE]					[PICTURE]


The number of diagnostic 	[PICTURE]
imaging centers in the United
States increased 15% in 2002.
The number of imaging
procedures in an average
week increased 16%
during the same period.(1)



(1)  Verispan, 2003
(2)  American College of Radiology, 2002


<PAGE 4>


		[PICTURE]

[PICTURE]


While it is true that a picture is certainly worth a thousand words, in radiology the "picture" means so much more when combined with the relevant "words." By linking patient records, transcriptionist notes, dictations and the final radiologist "read" to a patient's images, and doing so as an integrated process of daily workflow, Merge eFilm provides radiologists and their staffs with tools that accelerate their productivity, reduce costs, and improve service to their patients and referring physicians.

With the 2003 acquisition of RIS Logic, an industry leader in workflow systems for radiologists, Merge eFilm now offers true integration of business and clinical workflow to the busy and growing radiology practice or hospital radiology department:

  * The integrated FUSION RIS/PACS system brings business and clinical workflow together into a single, comprehensive radiology system. All of the critical elements needed for radiology workflow are integrated into
      FUSION RIS/PACS, encompassing   business processes, diagnostic functions
      and image visualization management.

  * FUSION RIS provides intelligent, distributed workflow required to manage the information needs of both the practice and the patient. Critical patient information is entered and follows through the entire workflow, from initial scheduling to final billing. The system contains dozens of features that accelerate productivity, speed report turnaround time, improve cash flow and ultimately grow profitability for our customers.


  * FUSION PACS functions as the central database for rapid, integrated access to current and archived images, supporting PACS and web distribution. Images are sent to various network points "on demand," wherever radiologists and technologists are working and at just the right time.

  * eFilm Workstation, the most widely used diagnostic workstation software in the world, brings clarity and quality to the images that form the foundation of the radiology profession. As the daily focal point of the practice, eFilm Workstation serves as the window into a patient's care, providing the radiologist with an intuitive, powerful diagnostic tool.

  * Integration expertise, in many ways the competitive advantage for Merge eFilm, builds on our many years of DICOM technology tools that bind the disparate equipment and systems in the practice together. Merge eFilm's integration knowledge in DICOM, IHE(Trademark) (Integrated Healthcare Enterprise), HL7(Trademark) and other industry standards, coupled with our successful implementation methodology, has produced a long track record of successful site installations.

  * We continue to be a leading provider of hardware, software and integration technologies that allow our customers to extend the useful life of imaging modalities and enhance their workflow capabilities.

  * Software Implementation Services from healthcare software professionals provide invaluable technology consulting expertise to our customers. In addition, our services include remote analysis and resolution using our ViewCheck(Trademark) software, which provides a proactive alert system to monitor FUSION system diagnostics. Live with more than 50 customers to date, ViewCheck allows Merge eFilm to provide customers with on-line 24/7 system diagnostics and troubleshooting.


<PAGE 5>


[GRAPHIC]

	       With FUSION RIS/PACS,
	Merge eFilm delivers on the promise
	of a single, interconnected network
	  of radiology tools that extend
	through the entire workflow of the
       practice - initial scheduling, patient
	 registration, procedure workflow
	  management, study interpretation,
	      dictation, transcription,
	       reporting and billing.

[PICTURE]


Today's environment is characterized by busy, dispersed facilities and personnel. Radiology professionals from the front office to the radiologist and through to the practice manager must rely on simple tools that allow them to communicate clearly, consistently and completely.

The ability of information technology to duplicate actual workflow in daily practice defines the success of radiology information systems. Merge eFilm tools closely parallel workflow due to our adherence to "Best Practices" principles built with input from practicing radiology professionals. Protected, restricted access to patient data occurs throughout workflow, providing "walls of privacy" so that only appropriate staff can view current or even historical records. FUSION RIS/PACS and all Merge eFilm solutions are grounded in actual practice and field experience, rather than in a software development lab.


[GRAPHIC]

The European PACS market is expected				[PICTURE]
to reach a Compound Annual Growth
Rate of 18% by 2010 for a total value of $1.5 billion (USD).(3)


(3)  Frost & Sullivan, 2004
(4)  Integration Resources Study, 2003


<PAGE 6>


								[PICTURE]
--------------------------------
INTERCONNECTIONS:
CONNECTING BUSINESS TO CLINICAL
--------------------------------

[GRAPHIC]


	Clinical studies show that
	radiologist and technologist
	productivity can be
	increased 15-20% with an
	integrated RIS/PACS.(4)


<PAGE 7>


[PICTURE]

		-----------------------------------------
		INTERCONNECTIONS:
		CONNECTING PRODUCTIVITY TO PROFITABILITY
		-----------------------------------------


The emergence of the film-less and paper-less practice promises dramatic improvements in responsiveness, cost efficiency, patient communication and overall management of the practice. It enables the radiologist to achieve more "reads" in less time; the referring physician to receive more rapid reporting, especially in those times when a diagnosis is required in minutes, not hours or days; the patient to obtain a fast, accurate diagnosis; and the reduction of costs associated with film development and storage. Technology innovation can enable these improvements, providing greater productivity, profitability and enhanced patient care.

Effective technology implementations require tools that are flexible, that are not designed around a one-size-fits-all approach. The flexibility of Merge eFilm's varied solutions, its scaleable architecture and modular tools are all designed to fit a mix of customer requirements, and to grow with those customers as they expand.

Software for any business can function as a platform for growth and profits. Merge eFilm brings detailed and powerful Practice Analysis tools to its customers, in many cases revealing to them for the first time detailed analyses of their operations as a business. Their most profitable procedures, most active referring physicians, and most productive facilities, all come into view with clarity for radiologists and managers to act upon. Delivering on this promise, of accelerating productivity in order to improve profitability and patient care, is the core value proposition for our Company, one that will remain central to our product innovation and our market growth in the coming years.

	[GRAHPIC]


	In the U. S., PACS and Teleradiology
	revenues are projected to grow at a
	14% Compound Annual Growth Rate
	through 2007.(5)


(5)  Frost & Sullivan, 2002


<PAGE 8>

								[PICTURE]
BOARD OF DIRECTORS
-------------------

  RICHARD A. LINDEN (1) President and Chief Executive Officer -
  Merge Technologies Incorporated dba Merge eFilm

  WILLIAM C. MORTIMORE (1) Chairman; Chief Strategist -
  Merge Technologies Incorporated dba Merge eFilm

  ROBERT A. BARISH, M.D. (4) Associate Dean for Clinical Affairs - University of Maryland School of Medicine

  DENNIS BROWN (2) Chief Financial Officer and Treasurer -
  Apogent Technologies Inc.

  MICHAEL D. DUNHAM (1)(2)(4) Senior Vice President of Business Development - Industrial & Financial Systems, IFS AB

  ROBERT T. GERAS (1)(2)  President - LaSalle Investments, Incorporated

  ANNA M. HAJEK (3)(4)  President and CEO - CLARITY GROUP, Inc.

  RICHARD C. RECK (3)  President - Business Strategy Advisors, LLC

  FRANK E. SEIDELMANN, D.O., President - American Teleradiology
    Management Group



COMMITTEES OF THE BOARD
------------------------

  (1)  EXECUTIVE COMMITTEE, Richard A. Linden, Chair

  (2)  AUDIT COMMITTEE, Dennis Brown, Chair

  (3)  COMPENSATION COMMITTEE, Anna M. Hajek, Chair

  (4)  NOMINATING COMMITTEE, Michael D. Dunham, Chair



CORPORATE SENIOR STAFF
-----------------------

  RICHARD A. LINDEN -  President and Chief Executive Officer

  SUSAN BARKACH - Director of Human Resources

  BETH FROST-JOHNSON - Vice President, Marketing

  WILLIAM C. MORTIMORE - Chief Strategist

  DAVID M. NOSHAY - Senior Vice President, Product Innovation and Operations

  DANIEL QUIGG -  Senior Vice President, Sales and Business Development

  WILLIAM STAFFORD - Senior Vice President, International and OEM Operations

  SCOTT T. VEECH - Chief Financial Officer, Secretary and Treasurer



CORPORATE INFORMATION
----------------------

  STOCK EXCHANGE LISTING: Nasdaq National Market: MRGE

  INDEPENDENT AUDITORS: KPMG LLP

  REGISTRAR AND TRANSFER AGENT: American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10038


							[MERGE EFILM LOGO]
<PAGE 9>


[PICTURE]

[MERGE EFILM LOGO]



MERGE EFILM CORPORATE HEADQUARTERS
1126 S. 70th Street
Milwaukee, WI 53214-3151
USA

877-446-3743*
414-977-4000 - Fax: 414-977-4200



OHIO
571 Boston Mills Road
Suite 500 - Hudson, OH 44236
USA

866-747-5644*
330-342-4800 - Fax: 330-342-4848



CANADA
522 University Avenue
10th Floor - Toronto, ON M5G 1W7
Canada

416-204-9664 - Fax: 416-204-9442



EUROPE
Spegelt 34
5674 CD Nuenen
The Netherlands

+31 (40) 299-0770 - Fax: +31 (40) 290-6615



JAPAN
Aios Gotanda Annex 5F
1-7-11 Higashi Gotanda
Shinagawa-ku, Tokyo 141
Japan

+81 (3) 3440-9109 - Fax: +81 (3) 3440-9108



email:  shareholder-info@merge-efilm.com
www.merge-efilm.com


HL7(Trademark) is a trademark of Health Level Seven, Inc. IHE(Trademark) is a trademark of the RSNA and HIMSS trade associations. DICOM(Registered) is the registered trademark of the National Electrical Manufacturers Association. Products and company names listed are trademarks or trade names of their respective companies. All rights reserved.

(Copyright) 2004 Merge Technologies Incorporated dba Merge eFilm.
All rights reserved.


* North American toll-free numbers


<PAGE 10 - BACK COVER PAGE>                                         AR (4/04)
<END OF DOCUMENT>